                                     October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                   Jennison Mid-Cap Growth Fund, Inc. (File No. 811-07811 (the “Fund”)
Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the section entitled “How the Fund Invests,” under “Other Investments and Strategies,” there is discussion which states that “[t]he Fund can invest in equity securities of companies with larger market capitalizations than previously noted, consistent with its investment objective.”  Please explain how this statement is consistent with the use of “mid-cap” in the Fund’s name.

Response:  Consistent with the Fund’s name and in compliance with the Fund’s stated policy of normally investing at least 80% of its assets in medium capitalization companies, the Fund may invest in companies with larger market capitalizations by utilizing the portion of Fund assets (i.e., 20%) that are not required to be invested in medium-capitalization companies.

Comment:  In the section entitled “How the Fund Invests,” under “Other Investments and Strategies,” the discussion of derivative strategies states that the Fund may invest in “inverse floating rate notes.”  Please indicate whether this would include tender option bonds, and if so, provide appropriate disclosure.

Response:  The subadviser has indicated that it does not intend to invest in these securities, and the disclosure has been revised accordingly.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)